SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 3)

                   HALLWOOD ENERGY PARTNERS, L.P.
                         (Name of Issuer)

               UNITS REPRESENTING LIMITED PARTNER
                     INTERESTS IN THE ISSUER
                  (Title of Class of Securities)

                            40636P 20 1
                          (CUSIP Number)

                        Cathleen M. Osborn
                Vice President and General Counsel
           Hallwood Consolidated Resources Corporation
 4582 S. Ulster Street Parkway, Suite 1700, Denver, Colorado 80237
                          (303) 850-7373
(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                        September 29, 1995
      (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



CUSIP NO.  40636P 20 1
___________________________________________________________________
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

             Hallwood Consolidated Resources Corporation
             I.R.S. Identification No. 84-1176750
___________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
___________________________________________________________________
     (3)  SEC Use Only
___________________________________________________________________
     (4)  Source of Funds (See Instructions)        WC
___________________________________________________________________
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
___________________________________________________________________
     (6)  Citizenship or Place of Organization      Delaware
___________________________________________________________________
Number of      (7)  Sole Voting Power          1,948,189 Units
Shares Bene-   ____________________________________________________
ficially       (8)  Shared Voting Power                   0
Owned by       ____________________________________________________
Each Report-   (9)  Sole Dispositive Power     1,948,189 Units
ing Person     ____________________________________________________
  With         (10)  Shared Dispositive Power             0
___________________________________________________________________
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
            1,948,189 Units
___________________________________________________________________
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
___________________________________________________________________
     (13) Percent of Class Represented by Amount in Row (11) 19.5%
___________________________________________________________________
     (14) Type of Reporting Person (See Instructions)   CO
___________________________________________________________________




This Amendment No. 3 amends the Statement on Schedule 13D originally filed December 22, 1990, as amended, and is being filed pursuant to Rule 13d-2. The entire Schedule 13D is restated in accordance with Rule 101(a)(2)(ii) of Regulation S-T.

Item 1.  Security and Issuer

     This statement relates to Units representing limited partner interests (the "Units") in Hallwood Energy Partners, L.P., a Delaware limited partnership ("HEP") having its principal executive offices at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237.

Item 2.  Identity and Background

     (a) - (c) The Units are beneficially owned by Hallwood Consolidated Resources Corporation, a Delaware corporation ("HCRC") engaged in the development and operation of oil and natural gas properties. HCRC's principal office is at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. The Units are held in the name of Hallwood Consolidated Partners, L.P., a Colorado limited partnership which is wholly owned by Hallwood Consolidated Resources Corporation ("HCP") and which has its principal office at the same address. HCRC was formed and acquired HCP in 1992.

     The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) of each executive officer and director of HCRC is set forth below.

     William L. Guzzetti, 3710 Rawlins Street, Suite 1500, Dallas, Texas 75219. Mr. Guzzetti is President and a Director of HCRC.

     Russell P. Meduna, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. Meduna is Executive Vice President of HCRC.

     Cathleen M. Osborn, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Ms. Osborn is Vice President and Secretary of HCRC.

     Robert S. Pfeiffer, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. Pfeiffer is Vice President of HCRC.

     Anthony  J. Gumbiner, 3710 Rawlins Street, Suite 1500, Dallas, Texas 75219.
Mr. Gumbiner is  Chairman of  the Board  of HCRC.   He is  also Chief  Executive
Officer of The Hallwood Group Incorporated ("Hallwood Group"), a diversified holding company.

     Brian M. Troup, 3710 Rawlins Street, Suite 1500, Dallas, Texas 75219. Mr. Troup is a Director of HCRC. He is also President and Chief Operating Officer of Hallwood Group.

     John R. Isaac, Jr., 8200 E. Rent-A-Center Drive, Wichita, Kansas 67226. Mr. Isaac is a Director of HCRC. He is President and Chief Operating Officer of Rent-A-Center USA.

     Jerry A. Lubliner, M.D., 215 East 73rd Street, New York, New York 10021. Dr. Lubliner is a director of HCRC. He is a medical doctor in private practice.

     (d) During the last five years, none of the entities or the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years none of the entities or the individuals listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except for Mr. Gumbiner and Mr. Troup who are citizens of the United Kingdom, each of the executive officers and directors of HCRC is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     HCRC beneficially owns 1,948,189 Units.

     HCP acquired 233,860 Units through the conversion of units it held in Energy Development Partners, Ltd. ("EDP") into Units of HEP when EDP merged into HEP in May 1990.

     HCP acquired an additional 71,724 Units in a series of open market purchases in May through July 1990 at per Unit prices ranging from $8.50 to $10.625, for total consideration of $664,504.

     HCP acquired 23,026 Units from HEP for $214,142 in May through July 1990. The 23,026 Units were the aggregation of fractional Units resulting from the merger of EDP into HEP and from an exchange offer with other partnerships which HEP was conducting at the same time. The consideration paid by HCP was distributed to the investors to whom the fractional Units were allocated.

     HCP acquired 325,293 Units from HEP Unitholders on December 17, 1990 through an odd lot repurchase program sponsored by HEP. HEP Unitholders owning 99 or fewer Units as of November 5, 1990 were eligible to participate in the repurchase program. HCP paid the average closing price for the Units on the American Stock Exchange from November 8, 1990 through December 7, 1990, which was $9.262 per Unit. HEP paid all other costs of the repurchase program.

     HCP acquired an additional 125,590 Units from HEP Unitholders on December 31, 1990 through the odd lot repurchase program described above. HCP paid the average closing price for the Units on the American Stock Exchange from December 10, 1990 to December 24, 1990, which was $8.761 per Unit. HEP paid all other costs of the repurchase program.

     HCRC acquired 10,000 Units in three private purchases in October and November 1994 at a per Unit price of $6.375.

     HCRC acquired 1,158,696 Units in a private purchase on September 29, 1995 for $5,330,000.

     The source of all funds for all purchases was HCP's working capital.

Item 4.  Purpose of Transaction

     HCRC has acquired the Units as an investment in an entity which intends to pursue asset growth through the replacement and enhancement of its oil and gas reserves.

     HCRC may, subject to market conditions and other factors deemed relevant by it, purchase additional Units from time to time either in open market purchases, privately negotiated transactions or otherwise.

     HCRC intends to review on a continuing basis its investment in the Units and HEP's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. HCP may in the future take such actions in respect of its investment in the Units as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Units or disposing of the Units it now holds or hereafter acquires.

Item 5. Interest in Securities of the Issuer.

     HCRC owns 1,948,189 Units, or 19.5% of the outstanding Units. The directors of HCRC listed in response to Item 2 all may be deemed to share beneficial ownership of the Units. No transactions in the Units, other than as described in Item 3, have been reported by HCRC or any of the entities or the executive officers or directors listed in response to Item 2, during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to Be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Hallwood Consolidated
                                 Resources Corporation


                                 By:     Cathleen M. Osborn
                                         Cathleen M. Osborn
                                         Vice President

Dated: October 3, 1995